

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 9, 2018

Ethan Brown
President and Chief Executive Officer
Beyond Meat, Inc.
1325 E. El Segundo Blvd.
El Segundo, CA 90245

      **Re: Beyond Meat, Inc.**
          **Draft Registration Statement on Form S-1**
          **Submitted September 11, 2018**
          **CIK No. 0001655210**

Dear Mr. Brown:

      We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.      You use market data derived from reports prepared by third parties. Please include the names and dates of the reports you cite by BMI Research, The Organization for Economic Cooperation and Development, The World Health Organization, and The Bureau of Labor Statistics. Please also provide us with supplemental support, or in the alternative provide citations, for all statements that utilize market data or relate to your competitive position within your industry.

2.    You suggest at page 2 that there is an enthusiasm for "the concept of an authentically meaty tasting plant-based burger" and that this "drove more than 4.0 billion earned media impressions in 2017 ... with 6.8 billion media impressions between January and August 2018."  Please revise to clarify why the number of "earned media impressions" would be material to investors, define the term, and quantify the number of such impressions which related directly to your product.  Also provide us with supplemental support for these assertions.

3.    We note the disclosure at page 3 under "Our Industry and Market Opportunity" regarding your potential capture of a "significant amount" of the anticipated or potential category growth of up to $35,000,000,000 because you are a "market leader" and by analogy to the non-dairy milk market.  Please provide us with supplemental support for your status as a "market leader," the anticipated "category growth" you reference, and the reasons you believe that your market is comparable and therefore likely to achieve "at least" the same proportionate amount of success enjoyed by the non-dairy milk market.  Also quantify the period of time over which such market growth occurred.

Use of Proceeds, page 41

4.    Please revise to disclose the approximate amount of proceeds you intend to allocate to each of the identified uses once the offering size is known.  See Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, Overview, page 52

5.    Your disclosure states that "we have experienced strong sales growth over the past few years, increasing our net revenues from $8.8 million in 2015 to $32.6 million in 2017, representing a 92% compound annual growth rate."  For a more balanced discussion, include disclosure here that also addresses the net losses you reported for the comparable years.

6.    We note your disclosure on page 19 indicating that The Beyond Burger accounted for approximately 48% of your gross revenues for the year ended December 31, 2017.  Please expand your discussion here to address the significance of this product to your operations.  With reference to your statement that you "sell a range of plant-based products across the three main meat platforms of beef, pork and poultry," tell us how you considered providing disaggregated revenue information for each of the product platforms you offer as part of your discussion of operating results.

Executive Compensation,
Narrative to Summary Compensation Table
Executive Employment Agreements, page 98

7.    We note that Ethan Brown, your President and Chief Executive Officer, earned a salary of $288,789 and a performance bonus award of $124,700 for fiscal 2017.  Please disclose the material terms of your employment arrangement with Mr. Brown, whether written or unwritten.  See Item 402(o)(1) of Regulation S-K.

Principal Stockholders, page 110

8.    Consistent with Item 403 of Regulation S-K and Exchange Act Rule 13d-3, please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the shares held of record by Avondale Agents Limited, Eminent Harmony Limited, Total Formation Inc., and Ultimate Epoch Limited.

Description of Capital Stock
Anti-Takeover Effects of Certain Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation
Exclusive Forum, page 118

9.    We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain actions, including any "derivative action."  Please disclose whether this provision applies to actions arising under the Exchange Act.  In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.  If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in your governing documents states this clearly.

Financial Statements
Notes to Financial Statements
Note 2. Summary of Significant Accounting Policies
Unaudited Pro Forma Information, page F-9

10.    Your disclosure on page F-24 outlines the conditions required for the conversion of your convertible preferred stock. In connection with your pro forma presentation in this filing, please confirm to us that you currently expect the offering to meet the conditions for automatic conversion, including the minimum offering price requirement. If you subsequently conclude that the conditions may not be satisfied, revise the filing accordingly.

General

11.     Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

You may contact Wei Lu, Staff Accountant, at 202-551-3725 or Jennifer O'Brien, Staff Accountant, at 202-551-3721 if you have questions regarding comments on the financial statements and related matters.  Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or, in her absence, Timothy S. Levenberg, Special Counsel, at 202-551-3707 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Natural Resources